Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                October 12, 2000




GUILLAUME HANNEZO

FINANCIALS


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                                                      IMPORTANT LEGAL DISCLAIMER

- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.


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                                                                HOW MANY SHARES?
                                SHARE COUNTS IN MILLIONS, AS AT 31ST AUGUST 2000


                                                                    SEAGRAM EXCHANGE RATIO
                                                                    ----------------------
                                                                      0.7x        0.8x

                                                                      -----       -----

TOTAL NUMBER OF SHARES OUTSTANDING ASSUMING ALL CANADIAN              1,154       1,198
SHAREHOLDERS ELECT FOR IMMEDIATE EXCHANGE

Less: treasury shares reserved for Canadian shareholders                (97)        (97)
Less: other treasury shares                                             (61)        (61)
                                                                      -----       -----

ECONOMIC NUMBER OF SHARES OUTSTANDING                                   996       1,041

Dilutive instruments
--------------------

Oceane January 1999(2)                                                 18.4        18.4

Stock options (Vivendi, Canal+ and Seagram)                            35.2        39.3
Warrants                                                                8.9         8.9    (116.3 m / 40 x 3.05)
Oceane April 1999                                                      16.2        16.2
Others Seagram (LYONs, ACEs)                                           11.8        13.5    (20.0 m ACEs units x 0.833)
Less: Shares bought on the market (treasury stock method)(1)          (25.9)      (29.0)
                                                                      -----       -----

FULLY DILUTED (TREASURY STOCK METHOD, EXCL. OCEANE
JANUARY 1999)                                                         1,043       1,090    (Post IPO Vivendi Environnement)

(1) Assumes that proceeds resulting from the exercise of stock options are reinvested to purchase shares on the market at 100(euro) for Vivendi, 200(euro) for Canal+ and 70.2$ for Seagram

(2) Vivendi committed to cancel Oceane January 1999 (not included in fully diluted number of shares)


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                                                             HOW WILL WE REPORT?


- Vivendi already listed on the NYSE. French to US GAAP reconciliation provided

-    Vivendi Universal will close quarterly accounts as of Q1 2001(1)

-    Vivendi Universal to move toward full US GAAP reporting in FY 2001

-    No more pooling Goodwill

     - Strong increase in shareholder's equity (57 Bn(euro) under French GAAP + US GAAP adjustment of 6 Bn(euro))

     - Close to 37 bn(euro)(2) goodwill to amortize

(1) in 2000, comparable basis only for some subsidiaries; disclosure to be determined

(2)  under French GAAP, excluding Spirits and wines


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                                 VIVENDI UNIVERSAL 2000 - SCOPE OF CONSOLIDATION

Consolidated Assets (assumptions)

-    Cegetel: 44% owned today + management control + option to buy 7.5% from
     -------
     Vodafone [2001 or 2002]

-    Canal+: full consolidation, including Canal+ S.A. (Programming division)
     ------

-    Havas: 100% owned
     -----

-    Music: 92% owned
     -----

-    Filmed entertainment: 92% owned
     --------------------

-    Recreation: 92% owned
     ----------

-    Vivendi Environnement: 72% as of today
     ---------------------


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                                          PROFORMA 2000 - SCOPE OF CONSOLIDATION

                                                                     Revenues CAGR           EBITDA CAGR
Figures in billion euros      Revenues 2000e     EBITDA 2000e          Objective               Objective
                                                                      2000-2002e              2000-2002e
                              --------------    --------------      -----------------      ----------------
Publishing                      3.5               0.5                 6%                     Greater Than or Equal to 10%

Music                           6.6               1.1                 6%                     12%

Telecom                         5.8               1.3                18%                     Greater Than or Equal to 35%

Internet                       0.03              (0.1)                nm                     nm

Pay-TV                          4.0               0.4                10%                     Greater Than 35%

Filmed Ent. & Recreation        4.6               0.3                 7%                     Greater Than 10%

Holding                         0.0              (0.3)                nm                     nm

Revenues Synergies                                              +1,000M(euro)(1)             +220M(euro)(1)

Costs Synergies                                                                   --         +440M(euro)(1)
------------------------      --------------      ------------      -----------------      ----------------
Total VU excluding VE               24.6              3.2                        10%                    35%
and non-core

Vivendi Environment(2)              25.6              3.5                         8%                 11-13%

(1)  In 2002, on a proportional basis

(2)  Vivendi owns 250.6m of VE shares (72%)


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                                          PROFORMA 2000 - SCOPE OF CONSOLIDATION

                                                                             Revenues CAGR          EBITDA CAGR
Figures in billion euros                Revenues 2000e     EBITDA 2000e        Objective             Objective
                                                                               2000-2002e           2000-2002e
                                        --------------     ------------    -----------------      ----------------
Access                                        9.8                1.8        Greater Than 15%      Greater Than 35%

Content                                      14.7                1.9                  6 - 7%                   12%
-------------------------               --------------     ------------    -----------------      ----------------
Aggregation                                  0.03               (0.1)      Greater Than 100%                    nm

Holding                                       0.0               (0.3)                     nm                    nm

Revenues synergies                                                          +1,000M(euro)(1)        +220M(euro)(1)

Costs synergies                                                                            -        +440M(euro)(1)
-------------------------               --------------     ------------    -----------------      ----------------
Total VU excluding VE                        24.6                3.2                     10%                   35%
and non-core

Vivendi Environment(2)                       25.6                3.5                      8%                11-13%

(1)  In 2002, on a proportional basis

(2)  Vivendi owns 250.6m of VE shares (72%)


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                                                      COST SYNERGIES ASSUMPTIONS
                                                              (euro) IN MILLIONS

                                                             ADDRESSABLE    TARGET SAVINGS
                                                                COSTS            2002
                                                             -----------    --------------
- FUNCTIONAL OVERHEADS
    VIVENDI / SEAGRAM
    CANAL+ / USG              }                                 2,000            160
    DELAYERING

- LOGISTICS                                                     1,100             60

- PURCHASING / PROCUREMENT                                      3,500             80

- IT OPERATING EXPENSES                                           550             60

- OTHER EXTERNAL CHARGES                                                          30

--------------------------------------------------------------------------------------------

+ SSWG's divestiture savings / non absorbed Seagram's costs                      (30)

+ Non recurring items at Vivendi                                                  60

--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
TOTAL EBITDA IMPACT                                                              420

Add: Non EBITDA recurring                                                         50
Add: IT Savings                                                                   80
                                                                            --------------
CASH FLOW IMPACT                                                                 550
--------------------------------------------------------------------------------------------


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                                                  REVENUES SYNERGIES ASSUMPTIONS
                                                              (euro) IN MILLIONS

-   TOTAL IDENTIFIED SYNERGIES ONLY

                                                   2002
                                                   ----
    CROSS - CONTENT COMBINATIONS                    25
    MUSIC CEGETEL MOBILE SERVICES                   30
    OTHER MUSIC PROJECTS                            45
    LOYALTY PROGRAMS                                15
    CROSS - PROMOTIONS                              15
    CANAL+ / USG                                    25
    GAMES SYNERGIES                                 15
    ALL OTHER                                       50
----------------------------------------------------------
                                                                 Greater Than or Equal to 400
    TOTAL EBITDA                                    220------>
                                                                      in 2003
----------------------------------------------------------


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                                                   NOT TO MENTION MACRO-BENEFITS


----------------------------------        -----------------------------------------
          KEY LEVERS                                      SENSITIVITIES
----------------------------------        -----------------------------------------
1. Reduction of SFR's acquisition   --->  5% reduction --> EBITDA 2002e +50M(euro)
   costs


2. Reduction of SFR's churn rate    --->  1% reduction --> EBITDA 2002e +12M(euro)

3. Increase of UMG market share in  --->  1% increase --> EBITDA 2002e + 25M(euro)
   Europe


4. Earlier adoption of Vizzavi      --->  1% additional adoption --> 1 Mio
                                          additional active users


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                                   VIVENDI UNIVERSAL - NON CONSOLIDATED PROFORMA

- 50% OF VIZZAVI, PAN-EUROPEAN MULTI-ACCESS PORTAL WITH 80M POTENTIAL SUBSCRIBER BASE

- 43% OF USAI: (313.8 M SHARES) THROUGH 92%-OWNED UNIVERSAL, A DIVERSIFIED MEDIA AND E-COMMERCE COMPANY EXPLOITING THE CONVERGENCE OF THE INTERNET VIA INFORMATION, ENTERTAINMENT AND DIRECT SELLING

     -    Profitable internet activities
          ----------

     -    Current share price: $20

     -    Analysts' price objective (consensus): $30 (+50%)


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                                   VIVENDI UNIVERSAL - NON CONSOLIDATED PROFORMA

-    22.7% OF BSKYB (420.1M SHARES)

- VIVENDI'S NON CONSOLIDATED TELCO INVESTMENTS: 31.5%(1) OF XFERA, ELEKTRIM TELECOM (49%), MISRFONE (7%), MONACO TELECOM (51%), MOBILE LICENSE IN KENYA (60%), BERLIKOMM (25.5%), WASHINGTON BALTIMORE (10%)

- VIVENDI'S NON CONSOLIDATED INTERNET INVESTMENTS: SCOOT UK (22.4%), SCOOT EUROPE (50%), @VISO (50%), VIVENTURES I (30%), VIVENTURES II (40%)

-    VIVENDI'S NON CORE ASSETS:

     -    listed: E 1.5 bn

     - Sithe: E 1.8 bn, deconsolidated at year-end, remaining stake 30% with put option around 0.5 BN(euro)

     -    55% of AOL France


(1) In association with FCC


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                                   VIVENDI UNIVERSAL - NON CONSOLIDATED PROFORMA

-    SEAGRAM'S ASSOCIATES: APPROXIMATE VALUE(2) $ 2.4BN

     -    Music division: GetMusic.com (50%)

     -    Filmed Entertainment: UCI (49%), Interplay (16%)

     - Recreation: Universal Studios Florida (50%), Universal Studios Japan (24%), Port Aventura (37%), Orlando Resorts ---> ADDITIONAL ATTRIBUTED EBITDA TO REACH 200 M$ IN 2002

     -    Others: Dupont (10.6m shares, 1%)

- CANAL+'S ASSOCIATES: SOGECABLE (MARKET CAP.(EURO)3.5 BN, 2.7M SUBS., 20%), MULTITHEMATIQUES (30%), POLAND (682,000 SUBS., 33%), EUROSPORT INT'L (49.5%), EUROSPORT FRANCE (39% + 25% HAVAS IMAGES)


(2) Source: Prudential Securities


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                                       VIVENDI UNIVERSAL - NET DEBT AT JUNE 2000
                                                              PROFORMA DISPOSALS

                                      BN(EURO) EUROS
                                      --------------
JUNE 2000 CONSOLIDATED                       21.7
Listing VE                                   (3.2)
Sithe's Disposal                             (1.8)
Dalkia/EDF                                   (1.0)
Kinetics and others                          (1.2)
                                      --------------
PROFORMA NET DEBT                             14.5
of which Vivendi Environnement                13.3    (fixed-rate mostly)

--------------------------------------------------------------------------------------------------------------------
VIVENDI COMMUNICATION                          1.2

of which:

OCEANE(1) (1.25%)                     1.7 Bn(euro)    net debt, nearly in the money (92.55(euro) per Vivendi share), due Dec. 2003

BSkyB Exchangeables 1%                1.4 Bn(euro)    cash proceeds, 1.1 Bn(euro) net debt, out of the money (1.445p per BSkyB share) due July 2003

BSkyB Exchangeables ex-Pathe (3%)     0.2 Bn(euro)    cash proceeds, due Nov. 2003
--------------------------------------------------------------------------------------------------------------------

-    SPIRITS AND WINE DIVISION DISPOSAL TO OFFSET SEAGRAM'S NET DEBT


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                                                                           TAXES

-    VIVENDI: 100%-OWNED FRENCH PERIMETER

          - losses carried forward of ca. 2.6 Bn(euro) by year-end, to be off-set by ordinary profits and capital gains

- CEGETEL: LOSSES CARRIED FORWARD OF 1.2 BN(EURO) BY YEAR-END TO BE OFF-SET AGAINST PROFITS

-    VIVENDI ENVIRONNEMENT PAYS TAXES FROM 2000 ON


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                                                              CASH FLOW DYNAMICS
                                                   (EXCLUDING UMTS AND DISPOSAL)

-    CONSOLIDATED FREE CASH FLOW

--------------------------------------------------------------------------------
Excluding UMTS, Vizzavi and disposals, after dividend

2001 (before restructuring costs):                                   (euro)0.8bn
2002 (before restructuring costs):                                   (euro)2.1bn


Restructuring costs (post tax)                  2001:              (euro)(0.4)bn
                                                2002e                          0

--------------------------------------------------------------------------------

- NON-CONSOLIDATED : AT USAi, STRONG CASH FLOW GENERATION AND LEVERAGE CAPACITY


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                                          CASH FLOW DYNAMICS: UMTS AND ANNOUNCED
                                                     DISPOSALS (EURO) IN BILLION

                                                        CUMULATIVE
                                                        2001-2002
                                                        ----------
- CEGETEL CAPEX, (EURO) IN BILLIONS

   UMTS LICENCE COSTS(1)@100%                                (2.4)
   UMTS ADDITIONAL CAPEX @100%                               (0.9)

-  XFERA INVESTMENT(2)                                       (0.4)


-  VIZZAVI INVESTMENT                                  (0.6)-(0.8)(3)

-  ANNOUNCED DISPOSALS                                        4.0

(1) 4.95 Bn(euro); down payments of 1.2 Bn(euro) in 2001 and 2002; remaining equally split over 13 years resulting in yearly payment of 190M(euro)

(2) Vivendi share, assuming investment covered 50/50 debt and equity; License conditions subject to re-negotiated

(3)  Depending upon cash burn and IPO timing


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                                                                      CONCLUSION


-    CONSISTENT EBITDA GROWTH

-    VIVENDI UNIVERSAL COMMUNICATION DELEVERAGED

- SIGNIFICANT FCF GENERATION--> ABILITY TO FINANCE INTERNAL UMTS AND INTERNET DEVELOPMENT

-    ADDITIONAL ASSET ARBITRAGE CAPACITY TO FINANCE EXTERNAL GROWTH


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